Filed by ReShape Lifesciences Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ReShape Lifesciences Inc.

Commission File No.: 001-37897

ReShape Lifesciences® Announces Strategic Cost Reductions and Provides Update on the
Merger Agreement with Vyome Therapeutics and Asset Purchase Agreement with Biorad Medisys

Reduction in Force Estimated to Save Over $750K or 23.4% of Annual Payroll Expenses

Agreements Progress Toward Completion; Shareholder Meeting Scheduled for July 24, 2025

IRVINE, Calif., June 26, 2025 -- ReShape Lifesciences Inc. (Nasdaq: RSLS), the premier physician-led weight loss and metabolic health-solutions company, today announced strategic headcount reduction and provided an update on the merger agreement with Vyome Therapeutics and asset purchase agreement with Biorad Medisys.

“While we remain confident that the GLP-1 receptor agonists like Ozempic® and Zepbound® will have a very positive long-term impact on the broader obesity treatment landscape and that our marketing campaign will stabilize and ultimately accelerate the adoption of the Lap-Band® system and Lap-Band® 2.0 FLEX, we conducted a thorough review of our operating structure and made the difficult, but necessary, decision to reduce our workforce,” said Paul F. Hickey, President and Chief Executive Officer of ReShape Lifesciences®. “This action, which will generate annualized savings of over $750,000, representing approximately 23% of our wage expenses, positions us to operate more efficiently while preserving our core capabilities. Importantly, our sales and marketing team remains fully intact. With this experienced team in place, we will continue to promote and generate qualified patient leads through targeted digital marketing campaigns on social media platforms. Additionally, we will focus on our international expansion efforts in Canada, via our distribution agreement with Liaison Medical, to launch the enhanced Lap-Band® 2.0 FLEX.”

Mr. Hickey continued, “Excitingly, we are progressing towards finalizing the merger agreement with Vyome Therapeutics and the asset sale to Biorad Medisys. A special shareholder meeting to vote on these strategic transactions is scheduled for July 24, 2025. Our Board of Directors has unanimously endorsed this transformative opportunity, which we believe will unlock meaningful long-term value for shareholders and serve as a catalyst for accelerated growth in the combined company."

About ReShape Lifesciences®

ReShape Lifesciences® is America’s premier weight loss and metabolic health-solutions company, offering an integrated portfolio of proven products and services that manage and treat obesity and metabolic disease. The FDA-approved Lap-Band® System provides minimally invasive, long-term treatment of obesity and is an alternative to more invasive surgical stapling procedures such as the gastric bypass or sleeve gastrectomy. The investigational vagal neuromodulation system utilizes a proprietary vagus nerve block and stimulation technology platform for the treatment of type 2 diabetes and metabolic disorders. The Obalon® balloon technology is a non-surgical, swallowable, gas-filled intra-gastric balloon that is designed to provide long-lasting weight loss. For more information, please visit www.reshapelifesciences.com.

Additional Information

In connection with the proposed Merger and Asset Sale, ReShape has filed with the Securities and Exchange Commission (the “SEC”) and mailed or otherwise provided to its stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed Merger and Asset Sale. Before making a voting decision, ReShape’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by ReShape with the SEC in connection with the proposed Merger and Asset Sale or incorporated by reference therein carefully and in their entirety because they contain important information about ReShape, Vyome and the proposed transactions. Investors and stockholders may obtain a free copy of these materials and other documents filed by ReShape with the SEC at the SEC’s website at www.sec.gov, at ReShape’s website at www.reshapelifesciences.com, or by sending a written request to ReShape at 18 Technology Drive, Suite 110, Irvine, California 92618, Attention: Corporate Secretary.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities of ReShape and its directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from its stockholders in connection with the proposed Merger and Asset Sale. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of ReShape’s stockholders in connection with the proposed Merger and Asset Sale are set forth in the joint proxy statement/prospectus filed with the SEC by ReShape and Vyome. Security holders may obtain information regarding the names, affiliations and interests of ReShape’s directors and officers in ReShape’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on April 4, 2025. To the extent the holdings of ReShape securities by ReShape’s directors and executive officers have changed since the amounts set forth in ReShape’s proxy statement for its most recent annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed Merger and Asset Sale is set forth in the joint proxy statement/prospectus filed with the SEC in connection with the proposed Merger and Asset Sale, at ReShape’s website at www.reshapelifesciences.com.

Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Merger and Asset Sale and the ability to consummate the Merger and Asset Sale. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and ReShape undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) ReShape may be unable to obtain stockholder approval as required for the proposed Merger and Asset Sale; (2) conditions to the closing of the Merger or Asset Sale may not be satisfied; (3) the Merger and Asset Sale may involve unexpected costs, liabilities or delays; (4) ReShape’s business may suffer as a result of uncertainty surrounding the Merger and Asset Sale; (5) the outcome of any legal proceedings related to the Merger or Asset Sale; (6) ReShape may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or Asset Purchase Agreement; (8) the effect of the announcement of the Merger and Asset Purchase Agreement on the ability of ReShape to retain key personnel and maintain relationships with customers, suppliers and others with whom ReShape does business, or on ReShape’s operating results and business generally; and (9) other risks to consummation of the Merger and Asset Sale, including the risk that the Merger and Asset Sale will not be consummated within the expected time period or at all. Additional factors that may affect the future results of ReShape are set forth in its filings with the SEC, including ReShape’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in ReShape’s most recent Annual Report on Form 10-K are not exclusive and further information concerning ReShape and its business, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that ReShape files from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, ReShape assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

CONTACTS:

ReShape Lifesciences Contact:

Paul F. Hickey

President and Chief Executive Officer

949-276-7223

ir@ReShapeLifesci.com

Investor Relations Contact:

Rx Communications Group

Michael Miller

(917)-633-6086

mmiller@rxir.com